Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifteenth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The fifteenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on June 30, 2014 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated June 23, 2014. Out of the Company’s ten directors, eight directors attended the Meeting in person, among whom six directors were physically present at the meeting, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, executive director of the Company; Miao Jianmin, Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; and Tang Jianbang, independent non-executive director of the Company; Bruce D. Moore and Anthony Francis Neoh, independent non-executive directors of the Company attended the Meeting by means of communications equipment; Wan Feng, vice chairman and non-executive director of the Company, and Sun Changji, independent non-executive director of the Company were on leave for business and authorized in writing, respectively, non-executive director Miao Jianmin and independent non-executive director, Tang Jianbang to act on their behalf and cast the votes for them, respectively. Miao Ping, the newly appointed director whose qualification as a director is subject to the approval of the CIRC, also attended the Meeting without participating in voting. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedure for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on Nominating Mr. Zhang Zutong as the Candidate for Independent Non-executive Director of the Company’s Fourth Session of the Board of Directors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the First Interim Shareholders’ Meeting of 2014 for approval. Please refer to a separate notice to be issued by the Company of the First Interim Shareholders’ Meeting of 2014 and relevant meeting documentation for the biography of Mr. Zhang Zutong, statement of the nominator of the independent non-executive director and statement of the candidate of the independent non-executive director.

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Passed the Proposal on Convening the First Interim Shareholders’ Meeting of 2014

Please refer to a separate announcement to be issued by the Company on the notice of the First Interim Shareholders’ Meeting of 2014.

Voting result: 10 for, 0 against, with no abstention

3.	Passed the Proposal on the < China Life Annuity Product: Xin Annuity>

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

June 30, 2014